

SEC
Mail Processing ~~UNITED STATES~~
Section SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

MAR 0 ANNUAL AUDITED REPORT
Washington DC FORM X-17A-5
415 PART III

21002849

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SEC FILE NUMBER
8-66894

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING_____01/01/20_____ AND ENDING_____12/31/20_____
                                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Brady Ware Corporate Finance, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3601 Rigby Road, Suite 400
(No. and Street)

Miamisburg	Ohio	45342
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Todd Roberts   (937) 223-5247
                                                                   (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Flynn & Company, Inc.
(Name – *if individual, state last, first, middle name*)

7800 E. Kemper Road	Cincinnati	Ohio	45249
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)   **Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Todd Roberts _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Brady Ware Corporate Finance, LLC _____ , as

of _December 31_ _____, _2020_ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

Signature

President and CCO
Title

Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Brady Ware Corporate Finance, LLC

SEC File Number 8-66894

Financial Statements and Supplementary Schedules
for the Year Ended December 31, 2020 and
Report of Independent Registered Public Accounting Firm

Filed pursuant to Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934
as a PUBLIC DOCUMENT

FLYNN & COMPANY, INC.
Certified Public Accountants

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

ANNUAL AUDIT REPORT

Year ended December 31, 2020

Brady Ware Corporate Finance, LLC
(Name of Respondent)

3601 Rigby Road
Suite 400
Dayton, Ohio 45342
(Address of Principal Executive Office)

Mr. Todd Roberts
Brady Ware Corporate Finance, LLC
3601 Rigby Road
Suite 400
Dayton, Ohio 45342
(937) 223-5247
(Name and address of person authorized to receive notices and
communications from the Securities and Exchange Commission)

Brady Ware Corporate Finance, LLC

Table of Contents



CPAs & Business Consultants


REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Member
Brady Ware Corporate Finance, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Brady Ware Corporate Finance, LLC as of December 31, 2020, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Brady Ware Corporate Finance, LLC as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Brady Ware Corporate Finance, LLC's management. Our responsibility is to express an opinion on Brady Ware Corporate Finance, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Brady Ware Corporate Finance, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedule I, Computation of Net Capital Under SEC Rule 15c3-1 and Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 (exemption) has been subjected to audit procedures performed in conjunction with the audit of Brady Ware Corporate Finance, LLC's financial statements. The supplemental information is the responsibility of Brady Ware Corporate Finance, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I, Computation of Net Capital Under SEC Rule 15c3-1 and Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 (exemption) is fairly stated, in all material respects, in relation to the financial statements as a whole.

Flynn & Company, Inc.

We have served as Brady Ware Corporate Finance, LLC's auditor since 2006.
February 18, 2021
Cincinnati, Ohio

7800 E. Kemper Road, Suite 150 | Cincinnati, OH 45249 | P. 513.530.9200 | F. 513.530.0555 | www.flynncocpa.com

BRADY WARE CORPORATE FINANCE, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

Assets

Current Assets
Cash and cash equivalents	$	155,599
Prepaid insurance		12,724
Prepaid expenses		2,899
Total Current Assets		171,222
Total Assets	$	171,222

Liabilities and Member's Equity

Current Liabilities
Paycheck Protection Program loan payable	$	72,500
Accrued wages and payroll taxes		18,374
Accrued 401(k) profit sharing		6,080
Other accrued expenses		10,000
Total Liabilities		106,954
Member's Equity		64,268
Total Liabilities and Member's Equity	$	171,222

The accompanying notes are an integral part of these statements.

BRADY WARE CORPORATE FINANCE, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2020

Revenues	$	580,000
Expenses		
Salaries and wages		210,146
Employee benefits		19,349
Technology		2,856
Facilities		7,048
Liability insurance		18,865
Legal and professional		183,693
Other operating expenses		9,843
Total Expenses		451,800
Net Income	$	128,200

The accompanying notes are an integral part of these statements.

BRADY WARE CORPORATE FINANCE, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2020

Balance at December 31, 2019	$	56,068
Net income		128,200
Contributions		50,000
Distributions		(170,000)
Balance at December 31, 2020	$	64,268

The accompanying notes are an integral part of these statements.

4

BRADY WARE CORPORATE FINANCE, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2020

Cash Flows from Operating Activities:

Net income	$	128,200
Adjustments to reconcile net income to net cash provided by operating activities:		
Decrease in Prepaid insurance		357
Increase in Prepaid expenses		(4)
Decrease in affiliate payable		(6,210)
Increase in accrued wages and payroll taxes		18,374
Increase in accrued 401(k) profit sharing		4,276
Increase in Other accrued expenses		100
Net cash provided in operating activities		145,093

Cash Flows from Financing Activities

Proceeds from Paycheck Protection Program loan		72,500
Member contributions		50,000
Member distributions		(170,000)
Net cash used by financing activities		(47,500)
Net increase in cash and cash equivalents		97,593
Cash and cash equivalents, beginning of year		58,006
Cash and cash equivalents, end of year	$	155,599

The accompanying notes are an integral part of these statements.

BRADY WARE CORPORATE FINANCE, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2020

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Company and Operations

Brady Ware Corporate Finance, LLC (the "Company") is a broker/dealer registered under the Securities Exchange Act of 1934. The Company was formed on February 7, 2005 as an Ohio limited liability company; as such, its member possesses limited liability for obligations of the Company. The Company is a wholly-owned subsidiary of Brady Ware Capital, LLC. The Company will continue to exist perpetually unless terminated earlier in accordance with the operating agreement.

As a member of Financial Industry Regulatory Authority, Inc. (FINRA), the Company is exempt from the requirements of Rule 15c3-3 of the Securities and Exchange Commission (SEC) because it operates as a Non-Covered Firm under that rule.

Basis of Presentation

The accounting and reporting policies of the Company conform with accounting principles generally accepted in the United States of America ("GAAP") as contained in the Accounting Standards Codification ("ASC") issued by the Financial Accounting Standards Board ("FASB"). The financial statements of the Company have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. A summary of significant accounting polices follow and are described below to enhance the usefulness of the financial statements to the reader.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For statement of financial condition and cash flow purposes, the Company considers all highly liquid debt instruments, with a maturity of three months or less at date of purchase to be cash equivalents.

Accounts Receivable

Accounts receivable are stated at net realizable value. The Company provides an allowance for doubtful accounts based on management's periodic review of accounts. Accounts are considered delinquent when payments have not been received within the agreed upon terms and are written off when management determines that collection is not probable. As of December 31, 2020, management has determined that no allowance for doubtful accounts is required.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition

M&A Advisory Fees
The Company provides advisory services on mergers and acquisitions (M&A). Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities.

Significant Judgments
Revenue from contracts with customers include fees from investment banking services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Net Capital Requirements

The Company is required to maintain a minimum net capital balance (as defined) of $7,130 pursuant to the SEC's Uniform Net Capital Rule 15c3-1. The Company's net capital balance was $48,645 at December 31, 2020. The Company must also maintain a ratio of aggregate indebtedness (as defined) to net capital of not more than 15 to 1. The Company's ratio was 2.1987 to 1 at December 31, 2020.

Income Taxes

The Company, with the consent of its member, has elected to be formed as a limited liability company. The operating agreement, construed under Ohio laws, states that the Company will be treated as a partnership for federal and state income tax purposes. In lieu of paying income taxes at the company level, the members of a limited liability company are taxed on their proportionate share of a company's taxable income. Therefore, no provision or liability for federal or state income taxes has been included in the accompanying financial statements. The Company follows the provisions of *Accounting for Uncertainty in Income Taxes* as required by the ASC standards. The Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more-likely-than-not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority. The Company does not believe the financial statements include any uncertain tax positions.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Subsequent Events

In conformity with the ASC standards, the Company has evaluated for disclosure all subsequent events and transactions through February 18, 2021, which was the date the financial statements were available to be issued for the year ended December 31, 2020.

NOTE B - CONCENTRATIONS OF CREDIT RISK

Financial instruments which potentially subject the Company to concentrations of credit risk consist of cash and cash equivalents. The Company maintains its cash in a bank account which, at times, may exceed federally insured limits. The Company has not experienced any losses in these accounts.

NOTE C - PAYROLL PROTECTION PROGRAM LOAN PAYABLE

In April 2020, the Company received loan proceeds in the amount of $72,500 under the Paycheck Protection Program ("PPP") which was established as part of the Coronavirus Aid, Relief and Economic Security Act ("CARES Act"). PPP loans and accrued interest are forgivable after a "covered period" as long as the borrower meets certain criteria. Any unforgiven portion of the PPP loan is payable over two or five years at an interest rate of 1%, with a deferral of payments for 10 months after the end of the covered period. The Company intends to apply for forgiveness within the required time allowed which is 10 months after the end of the covered period.

To the extent that the Company is not granted forgiveness, the Company will be required to pay interest on the PPP loan at a rate of 1% per annum. If the application for forgiveness is not made within 10 months of the end of the covered period, payments of principal and interest will be required through the maturity date of April 2022. The terms of the loan provide for customary events of default, including payment defaults, breach of representation of warranties, and insolvency events. The PPP loan may be accelerated upon the occurrence of a default event.

The Company has recorded a note payable and will record forgiveness upon being legally released from the loan obligation. No forgiveness income has been recorded for the year ended December 31, 2020. The Company is required to repay any remaining balance of $72,500, plus interest accrued at 1% per annum in monthly payments. Principal and interest payments will be required through the maturity date in April 2022.

NOTE D - RELATED PARTIES

The Company has an expense sharing agreement with Brady Ware Capital, LLC, the sole member of the Company, for the allocation of certain expenses such as personnel, occupancy, administrative and operational support services. The Company also has an expense sharing agreement with Brady Ware Schoenfeld, Inc., an affiliated company which has common ownership with Brady Ware Capital, LLC, for the allocation of certain expenses such as personnel, insurance, and professional fees. During 2020, the Company incurred expenses relating to these agreements totaling $14,682.

NOTE E – UNCERTAINTIES

On March 11, 2020, the World Health Organization declared the outbreak of COVID-19 as a pandemic. The rapidly developing pandemic has generated significant uncertainty in the economy, has impacted the normal operations of most businesses, and has created volatility in the financial markets. The outbreak of COVID-19 is still on-going and the extent of the impact of COVID-19 on the Company's financial position is uncertain. The related financial impact and duration cannot be reasonably estimated at this time.

BRADY WARE CORPORATE FINANCE, LLC
SCHEDULE I- COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c3-1
UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2020

Net Capital:

Member's equity	$	64,268
Nonallowable assets		15,623
Net Capital		48,645
Minimum Capital Required to be Maintained		
(Greater of $5,000 or 6-2/3% of aggregate indebtedness)		7,130
Excess Net Capital	$	41,515
Aggregate Indebtedness	$	106,954
Ratio of Aggregate Indebtedness to Net Capital		2.1987 to 1

There are no material reconciling items between the amounts presented above and the amounts as reported in Brady Ware Corporate Finance, LLC unaudited FOCUS Report as of December 31, 2020. Therefore, no reconciliation of the two computations is deemed necessary.

BRADY WARE CORPORATE FINANCE, LLC
SCHEDULE II- COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS AND INFORMATION FOR POSSESSION
OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3
UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2020

The Company is not required to present the schedules "Computation for Determination of Reserve Requirements under Rule 15c3-3" or "Information for Possession or Control Requirements under Rule 15c3-3" as a Non-covered Firm and (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15C3-3).



CPAs & Business Consultants


Report of Independent Registered Public Accounting Firm


To the Member
Brady Ware Corporate Finance, LLC
Dayton, Ohio

We have reviewed management's statements, included in the accompanying Exemption from Reserve Requirements Under Rule 15c3-3 Report, in which (1) Brady Ware Corporate Finance, LLC ("the Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3:

1. The Company receives transaction-based compensation from private placement of securities, investment advisory services and financial advisory services and does not receive or hold any customer funds or securities.

2. The Company claimed an exemption as a Non-Covered Firm and (1) did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c-2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3).

3. The Company stated that the Company met the identified exemption provision throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth as a Non-Covered Firm, as defined under the Securities and Exchange Commission's *Frequently Asked Questions Concerning the July 30, 2013 Amendments to the Broker-Dealer Financial Reporting Rule.*

Flynn & Company, Inc.

February 18, 2021
Cincinnati, Ohio

BRADY WARE COPORATE FINANCE, LLC

EXEMPTION FROM RESERVE REQUIREMENTS UNDER RULE 15c3-3

As of December 31, 2020

Brady Ware Corporate Finance, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 CFR 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 CF 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. *Broker-Dealer receives transaction-based compensation from merger and acquisition clients and does not receive or hold any customer funds or securities.*

   Broker Dealer claimed an exemption as a Non-Covered Firm and (1) did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c-2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3).

2. The Company has met this exemption for the entire fiscal year ending December 31, 2020 without exception.

Todd Roberts
President



Flynn&Company

CPAs & Business Consultants

**Independent Accountant's Report on
Applying Agreed-Upon Procedures Related
to an Entity's SIPC Assessment Reconciliation**

To the Board of Directors
Brady Ware Corporate Finance, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Brady Ware Corporate Finance, LLC and the SIPC, solely to assist you and SIPC in evaluating Brady Ware Corporate Finance, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2020. Brady Ware Corporate Finance, LLC's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2020 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2020, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Brady Ware Corporate Finance, LLC's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2020. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Brady Ware Corporate Finance, LLC and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Flynn & Company, Inc.

February 18, 2021
Cincinnati, Ohio